UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.

75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2013 AND 2012 AND YEAR ENDED DECEMBER 31, 2013

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of MSC Industrial Direct 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MSC Industrial Direct 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Jericho, New York
June 26, 2014

3

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Cash and cash equivalents	$813	$9,913

Investments, at fair value
Mutual funds	212,141,486	156,621,233
Common and collective trust fund	29,434,506	28,263,462
MSC Industrial Direct Co., Inc. Common Stock	8,821,567	7,477,812
Self-directed brokerage	1,329,896	1,191,637
Total investments, at fair value	251,727,455	193,554,144

Receivables:
Employer contributions	—	127
Participant contributions	—	306
Notes receivable from participants	8,757,032	7,165,834

Total receivables	8,757,032	7,166,267

Net assets available for benefits at fair value	260,485,300	200,730,324

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(411,345)	(1,164,171)

Net assets available for benefits	$260,073,955	199,566,153

See accompanying notes to the financial statements.

4

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

Year Ended
December 31, 2013

Net investment income:
Net appreciation in fair value of investments	$35,718,632
Dividend income	8,444,578

Net investment income	44,163,210

Interest income on notes receivable from participants	334,405

Contributions:
Participants	16,061,174
Employer, net of forfeitures	5,355,388
Rollovers	6,194,708

Total contributions	27,611,270

Deductions from net assets attributed to:

Benefits paid to participants	11,563,975
Withdrawals, administration fees and other	37,108

Total deductions	11,601,083

Net increase in net assets	60,507,802

Net assets available for benefits:
Beginning of year	199,566,153

End of year	$260,073,955

See accompanying notes to the financial statements.

5

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

The Plan is funded by employee and employer contributions. Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $17,500 during 2013. In addition, the Plan permits catch-up contributions of $5,500 by participants who have attained age 50 by December 31 of each year. Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. Participants may currently direct contributions into 18 mutual funds, one common collective trust, and a self-directed brokerage account. Additionally, participants may direct contributions into the purchase of the Company’s Class A Common Stock. Amounts contributed to the Plan after October 1, 2012 with respect to which a participant has not directed the investment are invested in a “qualified default investment alternative” as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001, as amended.

6

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer made, for 2013, a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax contribution. The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2013. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In addition, 100% vesting occurs upon termination of the Plan. In 2013, the Employer’s discretionary matching contributions, net of forfeitures, were $5,355,388.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2013 and 2012, the amounts of unallocated forfeitures were $13,274 and $14,485, respectively. During the year ended December 31, 2013, forfeited non-vested accounts of $102,062 were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of each of December 31, 2013 and December 31, 2012 ranged from 3.25% to 10.50%, respectively.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

7

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant or, upon death, a participant’s beneficiary, may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period, a direct rollover into an Individual Retirement Account (“IRA”) or another “eligible retirement plan” (as defined in the Plan), or may elect to defer distribution. If a participant’s vested account balance is less than or equal to $5,000, the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan. Fees for accountants, counsel, and other specialists are generally paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Amendments

In connection with the acquisition of the North American distribution business of Barnes Group Inc. (“Barnes”) on April 22, 2013, the Plan was amended effective as of such date to provide certain former employees of Barnes who were hired by the Company in connection with the acquisition with eligibility and vesting service credit for prior service with Barnes and its affiliates and predecessors.

The Plan has been amended effective October 1, 2012, to provide for a qualified default investment alternative, T. Rowe Price Balanced Fund, in which contributions to the Plan with respect to which the participant has not directed the investment will be invested.

8

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s Class A Common Stock and potentially the individual investments in the self-directed brokerage accounts under the Plan. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who directs such decisions.

As of December 31, 2013 and December 31, 2012, approximately 3% and 4%, respectively, of the Plan’s net assets available for benefits were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $80.87 and $75.38 per share, respectively). As of June 19, 2014, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $94.60 per share.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received in an asset sale or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. All of the Plan’s investments other than the Stable Value Common Trust Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

9

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

The Plan invests in investment contracts through its participation in the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”), a common collective trust fund. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund, as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year end. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution. As of December 31, 2013 and December 31, 2012, there was approximately $0 and $96,475, respectively, allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at each of these dates.

10

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

11

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

Following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the net asset value (“NAV”) of shares held by the Plan at year end and are classified as Level 1 investments. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The T. Rowe Price Stable Value Common Trust Fund is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment. These investment contracts are valued at fair value with an adjustment to contract value. The Trust is valued at net asset value and generally not available in an exchange and active market and generally must be held to maturity.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as a Level 1 investment.

Self-directed Brokerage: Valued based on the fair market value of the underlying stocks and mutual funds, which are as of the closing price reported on the active markets on which the stocks are traded and the NAV of shares held by the Plan at year end, respectively, and is classified as a Level 1 investment.

12

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

Investments at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Equities	$141,175,678	$-	$-	$141,175,678
Balanced	29,810,986	-	-	29,810,986
International equities	18,103,433	-	-	18,103,433
Fixed income	23,051,389	-	-	23,051,389
Total Mutual Funds	212,141,486	-	-	212,141,486

Common/Collective Trusts	-	29,434,506	-	29,434,506

MSC Industrial Direct Co., Inc.
Class A Common Stock	8,821,567	-	-	8,821,567

Self-directed Brokerage	1,329,896	-	-	1,329,896

Investments at fair value	$222,292,949	$29,434,506	$-	$251,727,455

Investments at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Equities	$97,786,917	$-	$-	$97,786,917
Balanced	22,559,102	-	-	22,559,102
International equities	13,761,421	-	-	13,761,421
Fixed income	22,513,793	-	-	22,513,793
Total Mutual Funds	156,621,233	-	-	156,621,233

Common/Collective Trusts	-	28,263,462	-	28,263,462

MSC Industrial Direct Co., Inc.
Class A Common Stock	7,477,812	-	-	7,477,812

Self-directed Brokerage	1,191,637	-	-	1,191,637

Investments at fair value	$165,290,682	$28,263,462	$-	$193,554,144

13

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

There were no transfers in or out of Level 3 investments for the years ended December 31, 2013 and December 31, 2012.

4.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Mutual Funds:
T. Rowe Price Growth Stock Fund	$29,470,268	$20,894,258
T. Rowe Price Personal Strategy Growth Fund	26,994,192	19,640,602
T. Rowe Price Personal Strategy Balanced Fund	17,652,966	13,848,264
T. Rowe Price Media and Telecommunications Fund	14,769,996	9,998,998
Vanguard 500 Index Signal Fund	14,608,980	10,332,657
PIMCO Total Return Instl	13,669,513	14,619,625
T. Rowe Price Equity Income Fund	13,429,370	*

Common/Collective Trusts:

T. Rowe Price Stable Value Common Trust Fund	29,434,506	28,263,462

* Does not represent 5% or more of the Plan net assets in the respective year.

The Plan’s investments (including gains and losses on investments bought and sold, exchanges between investments, as well as held during the year) appreciated in fair value for the year ended as follows:

December 31, 2013

Common and Collective Trust Funds	$1,499,673
MSC Industrial Direct Co., Inc. Class A Common Stock	632,270
Mutual Funds	33,386,416
Self-directed Brokerage	200,273

Total	$35,718,632

14

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

5.      INCOME TAX STATUS

The Company has adopted a non-standardized prototype plan as the plan document for the Plan. The Internal Revenue Service (the “IRS”) has issued a favorable opinion letter to the prototype sponsor that the prototype document complies in form with the qualification requirements of Section 401(a) of the Code, as amended.  In addition, on March 7, 2012, the IRS issued a favorable determination letter to the plan sponsor, that the Plan, as then in effect, complies in form with the qualification requirements of Section 401(a) of the Code.   The Plan has been amended since the issuance of such favorable determination letter.  However, the plan administrator believes that the Plan, as so amended, continues to comply in form with the qualification requirements of Section 401(a) of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to audit by the Internal Revenue Service for years prior to 2010.

The Form 5500 (Annual Return/Report of Employee Benefit Plan) filed by the Plan with the US Department of Labor for the 2010 plan year was examined by the IRS.  By letter dated February 4, 2013, the IRS advised the Company that the examination showed that no changes are required to the reported information and that the IRS has accepted such Form 5500 as filed.

6.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represent $203,986,749 or 78% of total net assets available for Plan benefits at fair value at December 31, 2013 and $152,941,576, or 77% of total net assets available for Plan benefits at fair value at December 31, 2012.

Plan investments in shares of Class A Common Stock issued by the Company were $8,821,567, or 3% of total net assets available for Plan benefits at fair value at December 31, 2013 and $7,477,812, or 4% of total net assets available for plan benefits at fair value at December 31, 2012.

 7.      PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

15

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$260,073,955	$199,566,153

Add: Adjustment to contract value for fully benefit-responsive investment contracts	411,345	1,164,171

Less: Amounts allocated to withdrawing participants at December 31, 2012	—	(96,475)

Net assets available for benefits per the Form 5500	$260,485,300	$200,633,849

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the years ended December 31, 2013 and 2012 to Form 5500:

	December 31,
	2013	2012

Net increase in net assets available for benefits	$60,507,802	$36,818,265

Add: Reversal of prior year adjustment from contract value to fair value for fully benefit- responsive investment contracts	(1,164,171)	(867,184)

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	411,345	1,164,171

Less: Amounts allocated to withdrawing participants at December 31, 2012	—	(96,745)

Add: Amounts allocated to withdrawing participants at December 31, 2012	96,475	—

Net increase in net assets per Form 5500	$59,851,451	$37,018,777

16

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2013 and December 31, 2012 to the Form 5500:

	December 31,
	2013	2012

Benefits paid to participants per the financial statements	$11,563,975	$8,012,252

Less: Amounts allocated to withdrawing participants at December 31, 2012	(96,475)	—

Add: Amounts allocated to withdrawing participants at December 31, 2012	—	96,475

Benefits paid to participants per the Form 5500	$11,467,500	$8,108,727

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

9.      SUBSEQUENT EVENTS

The Plan was amended effective March 24, 2014, to replace the T. Rowe Price Equity Income Fund with the T. Rowe Price Equity Income Trust as an investment option of the Plan.

17

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock	**	$8,821,567
PIMCO	PIMCO Total Return Instl	**	13,669,513
T. Rowe Price *	T. Rowe Price Balanced Fund	**	12,158,020
T. Rowe Price *	T. Rowe Price Equity Income Fund	**	13,429,370
Vanguard	Vanguard 500 Index Signal Fund	**	14,608,980
Vanguard	Vanguard Inflation Protected Securities Fund	**	958,825
T. Rowe Price *	T. Rowe Price Personal Strategy Income Fund	**	8,423,051
T. Rowe Price *	T. Rowe Price Global Stock Fund	**	11,495,269
T. Rowe Price *	T. Rowe Price Growth Stock Fund	**	29,470,268
T. Rowe Price *	T. Rowe Price International Stock Fund	**	6,608,164
T. Rowe Price *	T. Rowe Price New Horizons Fund	**	6,957,633
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund	**	14,769,996
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund	**	29,434,506
Cohen & Steers	Cohen & Steers Realty Shares	**	1,043,133
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund	**	9,326,758
T. Rowe Price *	T. Rowe Price Value Fund	**	4,496,509
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund	**	12,770,047
T. Rowe Price *	T. Rowe Price Personal Strategy Balanced Fund	**	17,652,966
T. Rowe Price *	T. Rowe Price Personal Strategy Growth Fund	**	26,994,192
Vanguard	Vanguard Small Cap Index Institutional Fund	**	7,308,792

Brokerage Accounts	Self-directed Brokerage	**	1,329,896
Total investments			251,727,455
T. Rowe Price *	Cash	**	813
Participant Loans	2,103 Loans to participants with interest rates ranging from 3.25% - 10.50% with various maturity dates through 2023	**	8,757,032
Total Assets (Held at End of Year)			$260,485,300

*     Indicates party-in-interest to the Plan.

**   Cost information is not required for participant directed investments and participant loans and therefore, is not included.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 26, 2014
/s/ Barbara Knoll
Barbara Knoll On behalf of The MSC Industrial Direct 401(k) Administrative Committee

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EXHIBIT INDEX

Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm

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